UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

FORM 40-F

[X] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

[   ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended__________________           Commission File Number __________________________

______________________

Energy Fuels Inc.
(Exact name of registrant as specified in its charter)

Ontario, Canada	Not Applicable	98-1067994
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

2 Toronto Street, Suite 500
Toronto, Ontario M5C 2B6
(416) 214-2810
(Address and telephone number of registrant’s principal executive offices)

Energy Fuels Resources (USA) Inc.
225 Union Blvd., Suite 600
Lakewood, CO 80228
(303) 389-4130
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:

Common Shares	NYSE MKT

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ ] Annual Information Form	[ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

[   ] Yes                                   [X] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[   ] Yes                                    [   ] No

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement contain forward-looking statements concerning anticipated developments in the operations of Energy Fuels Inc. (the “Registrant”) in future periods, planned exploration activities, the adequacy of the Registrant’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “plans”, “expects,” “does not expect”, “is expected”, “is likely”, “budget”, “scheduled”, “ “estimates,” “forecasts”, “intends”, “anticipates”, “does not anticipate”, “continue”, “may”, “will”, “should”, “believes” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form of the Registrant filed as Exhibit 1 to this Registration Statement.

The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

RESOURCE AND RESERVE ESTIMATES

The terms “measured”, “indicated” and “inferred” resources are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7 under the Securities Act of 1933. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all of any part of an inferred mineral resource exists, or is economically or legally mineable.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.176, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 and 99.4, the Annual Audited Consolidated Financial Statements of the Registrant for the years ended September 30, 2012, 2011 and 2010 and Exhibits 99.2 and 99.5, the Registrant’s management’s discussion and analysis for the years ended September 30, 2012 and 2011, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.137 through Exhibit 99.176, inclusive, as set forth in the Exhibit Index attached hereto.

OFF-BALANCE SHEET TRANSACTIONS

The Registrant does not have any off-balance sheet transactions.

CONTRACTUAL OBLIGATIONS

The following table lists as of September 30, 2012 information with respect to the Registrant’s known contractual obligations:

				More than 5
	< 1 year	1 to 3 years	3 to 5 years	years
	$	$	$	$
Long-term Debt	2,161,000	4,322,000	25,946,000	-
Finance leases	137,048	261,361	80,044	-
operating lease	529,171	1,103,142	739,118	-
purchase obligations	4,679,065	-	-	-
Reclamation expenditures	42,550	2,465,824	-	23,762,261
Total	7,548,834	8,152,327	26,765,162	23,762,261

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the

ENERGY FUELS INC.

/s/ David C. Frydenlund
David C. Frydenlund, Senior Vice President, General Counsel &
Corporate Secretary

Date: November 15, 2013

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

Annual Information

99.1	Consolidated Financial Statements for the year ended September 30, 2012 and 2011
99.2	Management’s Discussion and Analysis for the year ended September 30, 2012
99.3	Annual Information Form for the year ended September 30, 2012
99.4	Consolidated Financial Statements for the years ended September 30, 2011 and 2010
99.5	Management’s Discussion and Analysis for the year ended September 30, 2011
99.6	Annual Information Form for the year ended September 30, 2011
99.7	News Release dated October 17, 2011
99.8	News Release dated October 25, 2011
99.9	News Release dated October 27, 2011
99.10	Support Agreement dated December 5, 2011
99.11	Business Combination Agreement between Energy Fuels Inc. and Titan Uranium Inc. dated December 5, 2011
99.12	Loan Agreement between Titan Uranium USA Inc. and Energy Fuels Inc. dated December 5, 2011
99.13	News Release dated December 6, 2011
99.14	Material Change Report dated December 7, 2011
99.15	News Release dated December 8, 2011
99.16	Technical Report entitled “Technical Report on Colorado Plateau Partners LLC (Energy Fuels Resources Corporation and Lynx-Royal JV) Sage Plain Project (Including the Calliham Mine and Sage Mine) San Juan County, Utah and San Miguel County, Colorado” dated December 16, 2011
99.17	Management’s Discussion and Analysis for the three months ended December 31, 2011
99.18	Interim Consolidated Financial Statements for the period ended December 31, 2011
99.19	Amended Interim Consolidated Financial Statements for the period ended December 31, 2011
99.20	Management Information Circular dated January 10, 2012 in connection with the Annual and Special Meeting of Shareholders held on February 10, 2012
99.21	Form of Proxy for Annual and Special Meeting of Shareholders held on February 10, 2012
99.22	Notice of Annual and Special Meeting of Shareholders held on February 10, 2012
99.23	News Release dated January 19, 2012
99.24	News Release dated February 2, 2012
99.25	News Release dated February 10, 2012
99.26	Report of Voting Results for the Annual and Special Meeting of Shareholders held on February 10, 2012
99.27	News Release dated February 14, 2012
99.28	News Release dated February 23, 2012
99.29	News Release dated February 29, 2012

99.30	News Release dated March 1, 2012
99.31	Material Change Report dated March 8, 2012
99.32	News Release dated March 15, 2012
99.33	News Release dated March 21, 2012
99.34	Management’s Discussion and Analysis for the three months ended March 31, 2012
99.35	Interim Consolidated Financial Statements for the period ended March 31, 2012
99.36	News Release dated April 3, 2012
99.37	Technical Report entitled “Sheep Mountain Uranium Project, Fremont County, Wyoming, USA, Updated Preliminary Feasibility Study National Instrument 431-10 Technical Report”, dated April 13, 2012
99.38	Letter Agreement between Energy Fuels Inc. and Denison Mines Corp. regarding Combination of Denison Mines Corp.’s US Mining Division with Energy Fuels Inc. dated April 16, 2012
99.39	News Release dated April 16, 2012
99.40	Material Change Report dated April 25, 2012
99.41	Business Acquisition Report dated May 10, 2012
99.42	Arrangement Agreement between Energy Fuels Inc. and Denison Mines Corp. dated May 23, 2012
99.43	News Release dated May 24, 2012
99.44	Notice of Special Meeting of Shareholders held on June 25, 2012
99.45	Management Information Circular dated May 28, 2012 in connection with Special Meeting of Shareholders to be held on June 25, 2012
99.46	Form of Proxy for Special Meeting of Shareholders held on June 25, 2012
99.47	News Release dated June 4, 2012
99.48	News Release dated June 13, 2012
99.49	News Release dated June 21, 2012
99.50	Warrant Indenture between Energy Fuels Inc. and CIBC Mellon Trust Company dated as of June 21, 2012
99.51	Subscription Receipt Agreement between Energy Fuels Inc., Dundee Securities Ltd. and CIBC Mellon Trust Company dated June 21, 2012
99.52	Agency Agreement between Energy Fuels Inc., Dundee Securities Ltd., Haywood Securities Inc., Scotia Capital Inc. and Versant Partners Inc. dated June 21, 2012
99.53	News Release dated June 25, 2012
99.54	Report of Voting Results for the Special Meeting of Shareholders held on June 25, 2012
99.55	News Release dated June 26, 2012
99.56	News Release dated June 27, 2012
99.57	Technical Report entitled “Technical Report in the EZ1 and EZ2 Breccia Pipes, Arizona Strip District, U.S.A.” dated June 27, 2012
99.58	Technical Report entitled “Technical Report on the Henry Mountains Complex Uranium Property, Utah, U.S.A.” dated June 27, 2012
99.59	News Release dated June 29, 2012
99.60	Management’s Discussion and Analysis for the three months ended June 30, 2012
99.61	Interim Consolidated Financial Statements for the period ended June 30, 2012
99.62	Material Change Report dated July 3, 2012
99.63	Business Acquisition Report dated July 3, 2012
99.64	Underwriting Agreement between Energy Fuels Inc., Dundee Securities Ltd., Scotia Capital Inc., National Bank Financial Inc., Haywood Securities Inc. and Versant Partners Inc. dated July 3, 2012
99.65	Technical Report entitled “The Daneros Mine Project, San Juan County, Utah, U.S.A.” dated July 18, 2012
99.66	Convertible Debenture Indenture dated July 24, 2012 between Energy Fuels Inc. and BNY Trust Company of Canada
99.67	News Release dated July 24, 2012
99.68	News Release dated August 15, 2012

99.69	News Release dated August 22, 2012
99.70	News Release dated August 27, 2012
99.71	News Release dated October 2, 2012
99.72	News Release dated October 11, 2012
99.73	News Release dated October 17, 2012
99.74	News Release dated December 21, 2012
99.75	News Release dated December 28, 2012
99.76	Management’s Discussion and Analysis for the three months ended December 31, 2012
99.77	Interim Consolidated Financial Statements for the period ended December 31, 2012
99.78	News Release dated January 15, 2013
99.79	News Release dated January 18, 2013
99.80	News Release dated January 28, 2013
99.81	News Release dated February 13, 2013
99.82	News Release dated March 1, 2013
99.83	Notice of Annual General Meeting of Shareholders for the year ended held on March 6, 2013
99.84	Management Information Circular dated January 25, 2013 in connection with the Annual and Special Meeting of Shareholders to be held on March 6, 2013
99.85	Form of Proxy for Annual and Special Meeting of Shareholders held on March 6, 2013
99.86	Report of Voting Results for the Annual and Special Meeting of Shareholders dated March 12, 2013 held on March 6, 2013
99.87	News Release dated March 18, 2013
99.88	Management’s Discussion and Analysis for the nine months ended March 31, 2013
99.89	Interim Consolidated Financial Statements for the period ended March 31, 2013
99.90	Amended Management’s Discussion and Analysis for the period ended March 31, 2013
99.91	News Release dated April 25, 2013
99.92	News Release dated May 9, 2013
99.93	News Release dated May 24, 2013
99.94	News Release dated May 31, 2013
99.95	Arrangement Agreement dated June 11, 2013
99.96	News Release dated June 11, 2013
99.97	News Release dated June 13, 2013
99.98	Warrant Indenture between Energy Fuels Inc. and CIBC Mellon Trust Company dated as of June 13, 2013
99.99	Underwriting Agreement between Dundee Securities Ltd., Haywood Securities Inc. and Cantor Fitzgerald Canada Corporation dated June 13, 2013
99.100	Notice of Meeting and Record Date dated June 17, 2013
99.101	Material Change Report dated June 19, 2013
99.102	News Release dated June 19, 2013
99.103	Material Change Report dated June 21, 2013
99.104	News Release dated June 24, 2013
99.105	News Release dated June 26, 2013
99.106	Management’s Discussion and Analysis for the nine months ended June 30, 2013
99.107	Interim Consolidated Financial Statements for the period ended June 30, 2013
99.108	News Release dated July 25, 2013
99.109	Management Information Circular dated July 15, 2013, in connection with the Special Meeting of Shareholders to be held on August 13, 2013
99.110	Notice of Special Meeting of Shareholders to be held on August 13, 2013
99.111	New Release dated August 13, 2013

99.112	Form of Proxy for meeting to be held on August 13, 2013
99.113	Report of Voting Rights dated August 14, 2013
99.114	News Release dated August 14, 2013
99.115	News Release dated August 27, 2013
99.116	News Release dated September 3, 2013
99.117	Material Change Report dated September 5, 2013
99.118	News Release dated September 5, 2013
99.119	News Release dated September 6, 2013
99.120	News Release dated September 24, 2013
99.121	Management Information Circular dated September 24, 2013
99.122	Notice of Meeting dated September 24, 2013
99.123	Form of Proxy for meeting to be held on October 30, 2013
99.124	Business Acquisition Report dated September 27, 2013
99.125	Underwriting Agreement effective September 30, 2013
99.126	News Release dated October 16, 2013
99.127	Material Change Report dated October 18, 2013
99.128	Report of Voting Results dated October 30, 2013
99.129	News Release dated October 31, 2013
99.130	Articles of Amendment dated November 5, 2013
99.131	News Release dated November 5, 2013
99.132	Notice dated November 5, 2013
99.133	Material Change Report dated November 8, 2013
99.134	Management’s Discussion and Analysis for the period ended September 30, 2013
99.135	Interim Consolidated Financial Statements for the period ended September 30, 2013
99.136	News Release dated November 14, 2013

Exhibit	Description

Consents

99.137	Consent of Alinco GeoServices, Inc.
99.138	Consent of North American Exploration, Inc.
99.139	Consent of M. Hassan Alief
99.140	Consent of O. Jay Gatten
99.141	Consent of Landy A. Stinnett
99.142	Consent of Stephen P. Antony
99.143	Consent of BRS Engineering
99.144	Consent of Dougas L. Beahm
99.145	Consent of Thomas C. Pool
99.146	Consent of Douglas H. Underhill
99.147	Consent of William E. Roscoe
99.148	Consent of Roscoe Postle Associates Inc.
99.149	Consent of Christopher Moreton
99.150	Consent of David Ross
99.151	Consent of Peters Geosciences
99.152	Consent of Douglas C. Peters
99.153	Consent of Michael Cathro
99.154	Consent of Richard White

99.155	Consent of FGM Consulting Group
99.156	Consent of Paul Tietz
99.157	Consent of Neil Prenn
99.158	Consent of Richard Nielsen
99.159	Consent of Robert L. Sandefur
99.160	Consent of Matthew P. Reilly
99.161	Consent of Roderick C. Smith
99.162	Consent of Patti Nakai-Lajoie
99.163	Consent of Robert Michaud
99.164	Consent of Stuart E. Collins
99.165	Consent of Chlumsky, Armbrust & Meyer LLC
99.166	Consent of Mine Development Associates
99.167	Consent of Integrated Production Resources of Centennial, Colorado
99.168	Consent of David Miller
99.169	Consent of Ernst & Young LLP
99.170	Consent of Davidson & Company LLP
99.171	Consent of RSM Bird Cameron Partners
99.172	Consent of PricewaterhouseCoopers LLP
99.173	Consent of Dundee Securities Ltd.
99.174	Consent of Haywood Securities Inc.
99.175	Consent of Ron Hochstein
99.176	Consent of KPMG LLP